Ballard Power Systems

News Release

Ballard Reports Third Quarter 2008 Results

For Immediate Release – November 9, 2008

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) announced its results for the third quarter ended September 30, 2008 today. All amounts are in U.S. dollars, unless otherwise noted.

“Ballard continued to show progress with our fuel cell product growth strategy in the third quarter, as evidenced by 52% growth in product shipments”, said John Sheridan, President and CEO. “However, overall revenue growth in the quarter was weak, primarily due to contract services for the Automotive Fuel Cell Cooperation Corp (AFCC) and lower than expected business volumes in automotive carbon fiber material products.”

Mr. Sheridan continued, “Beyond the product shipment and financial results in the quarter, recent announcements regarding our ACME Tele Power and Superior Plus agreements are very significant milestones for Ballard.”

THIRD QUARTER 2008 HIGHLIGHTS

•	Revenue was $12.3 million in the third quarter, representing a decline of $5.3 million or 30% over the same quarter last year (2007Q3: $17.6 million). $3.4 million of the reduction was due to the absence of automotive engineering development revenues.

•	Operating expenses, excluding depreciation and amortization, were $13.9 million in the third quarter, a $7.4 million or 35% improvement from the third quarter of 2007 (2007Q3: $21.3 million).

•	Operating cash consumption[1] was $6.5 million in the third quarter, which is roughly equivalent to the same period last year (2007Q3: $6.1 million). Excluding the negative impact of foreign exchange movements of $3.7 million on the company’s Canadian dollar monetary assets, operating cash consumption improved by $3.3 million in Q3 compared with the same period last year.

•	Normalized net loss[1] in the third quarter was ($15.5) million or ($0.19) per share, compared to ($11.0) million or ($0.10) per share in Q3 2007. The movement in normalized net loss reflects a $5.2 million negative impact from foreign exchange movements and lower investment income. The per share increase was due primarily to the 30% reduction in the number of shares outstanding as a result of the automotive transaction which closed on January 31, 2008.

•	Total product shipments were 471 in the third quarter for a total of 1,053 fuel cell product shipments year-to-date. This represents a 52% increase compared to Q3 2007.

	Three months ended Sept 30,			Nine months ended Sept 30,
	2008	2007	% Change	2008	2007	% Change
Total Product Shipments	471	309	52%	1053	701	50%

Key Markets:
Materials Handling	168	67	151%	254	123	107%
Backup Power	127	43	195%	363	99	267%
Res. Cogeneration	166	144	15%	307	334	-8%

2008 OUTLOOK

•	Overall revenues for 2008 are now expected to be between $58 million and $64 million, down from the previous 2008 revenue guidance of between $65 million and $75 million. This change in guidance is a result of lower than anticipated contract services with AFCC, lower than anticipated automotive carbon fiber sales, and a delay in the shipment of some bus modules from Q4 2008 into Q1 2009, as described in the Update section below.

•	Operating cash consumption[1] for 2008 is now expected to be in the upper half of the guidance range of $20 million to $30 million. The recent significant weakening of the Canadian dollar compared to the U.S. dollar increases the company’s exposure to foreign exchange losses on its Canadian dollar denominated cash reserves.

•	Cash reserves were $57.1 million on September 30, 2008 (2008Q2: $64.0 million). With current cash resources augmented by the expected C$41 million net cash proceeds from the non-dilutive financing transaction announced on October 30, and the company’s ability to potentially monetize other assets, such as its interest in AFCC through a share purchase agreement with Ford, the company does not expect to need public market financing for the foreseeable future.

•	Total product shipments for 2008 are expected to be in excess of 1,700 units, as per full year guidance, but with a different mix than originally expected.

THIRD QUARTER 2008 UPDATE
Ballard announced an agreement to reorganize the Company’s business, which will result in non-dilutive financing with net cash proceeds of approximately C$41 million (US$35 million). For further information, please see Ballard’s press release dated October 30, 2008. Additional details regarding the transaction will be provided to Ballard security holders in an information circular to be mailed late-November. The information circular will also be available at www.ballard.com, www.sedar.com and www.sec.gov/edgar.shtml. A special meeting of security holders will be held on or about December 18, 2008 in Vancouver, British Columbia. The transaction is expected to close on or about December 31, 2008.

On October 9, Ballard announced a milestone deal for telecom backup power applications in India. The Company announced that it has entered into a high volume development and supply agreement with an affiliate of the ACME Group to supply 5kW natural gas fuel cell products. The agreement provides a binding commitment for the purchase of approximately 1,000 units in 2009 and 9,000 units in 2010, subject to meeting product design and acceptance specifications.

The U.S. Congress passed an extension to its federal Investment Tax Credit for stationary, motive and portable fuel cell purchases from January 1, 2009 through 2016. The new law also increases the value of the tax credit cap to the lesser of $3,000 per kilowatt (up from $1,000 per kilowatt) or 30 percent of the capital cost. Ballard believes this is a significant event for customers in such areas as in materials handling and backup power, since it enhances the value proposition for fuel cell products.

The “Notice to Proceed” decision in relation to B.C. Transit’s 2010 Olympic bus project has been deferred, due to a delay in the consortium’s program development schedule. Since the resulting window for shipments in 2008 is shorter, some module deliveries and their related revenue are now expected in Q1 2009, instead of Q4 2008, subject to issuance of the Notice to Proceed.

THIRD QUARTER 2008 FINANCIAL RESULTS
Our revenues for the three months ended September 30, 2008, decreased 30% to $12.3 million, compared to $17.6 million for the same period in 2007. During the third quarter of 2008, product and service revenues decreased $1.4 million, or 11%, and engineering development revenue decreased $3.9 million, or 79%, compared to the same quarter last year. Product and service revenues totaled $11.2 million for the current year quarter with product revenues of $7.1 million and service revenues of $4.1 million, compared to product revenues of $9.1 million and service revenues of $3.5 million in the third quarter of 2007. The decrease in product revenues of $2.0 million was driven by lower shipments of light duty automotive and residential cogeneration products partially offset by increased shipments of materials handling and backup power fuel cell products. The decline in residential cogeneration product sales is as expected due to the introduction in 2008 of a new lower cost product combined with the delivery of fuel cell membrane electrode assemblies, a key component of a fuel cell, instead of fuel cell stacks as the fuel cell stacks will be assembled in Japan by our joint venture, EBARA BALLARD. The increase in service revenues of $0.6 million is primarily due to new testing and engineering services provided to AFCC partially offset by a decline in field service for fuel cell buses. The decline in field service revenues for fuel cell buses is as expected, as fewer fuel cell buses remain in operation.

Engineering development revenue of $1.1 million in the third quarter of 2008 resulted from the 1kW residential cogeneration fuel cell development program and decreased $3.9 million from the comparative period primarily due to the elimination of automotive fuel cell program work.

Adjusting for automotive engineering development revenues in the third quarter of 2007 of $3.4 million, total pro-forma revenues decreased $1.9 million, or 13%, for the three months ended September 30, 2008 compared to the same period in 2007.

Our net loss for the three months ended September 30, 2008 decreased to $15.5 million, or ($0.19) per share, compared with a net loss of $16.0 million, or ($0.14) per share, in the third quarter of 2007. Net loss for the three months ended September 30, 2007 includes a $4.6 million write-down of a non-core investment in Advanced Energy Technology Inc.

Our normalized net loss1 for the three months ended September 30, 2008 increased to $15.5 million, or ($0.19) per share, compared with a normalized net loss of $11.0 million, or ($0.10) per share, in the third quarter of 2007. The primary reasons for the $4.5 million higher normalized net loss in the third quarter of 2008 was due to decreases in foreign exchange gains of $3.7 million and decreases in investment income of $1.5 million. Decreases in product and service gross margins of $4.4 million and engineering development revenues of $3.9 million were more than offset by decreases in operating expenses of $7.4 million and depreciation and amortization of $2.3 million. Lower gross margins were driven by larger reductions in warranty provisions in the third quarter of 2007 compared to 2008, more aggressive product pricing and enhanced warranty coverage on materials handling products in order to escalate market adoption, and reduced field service activities for fuel cell buses. This was partially offset by new testing and engineering services provided to AFCC. The decline in operating expenses was driven by lower research and development expenses on automotive fuel cell programs, partially offset by increased investment in our materials handling, backup power and fuel cell bus programs. The increase in net loss on a per share basis was due to the 30% reduction in the number of common shares outstanding as a result of the sale of AFCC combined with the higher normalized net loss.

Operating cash consumption1 for the three months ended September 30, 2008 increased $0.4 million to $6.5 million, compared to $6.1 million for the corresponding period in 2007. The increase in operating cash consumption was driven primarily by lower foreign exchange gains of $3.7 million and a decline in investment income of $1.5 million. Lower gross margins and engineering development revenue were more than offset by lower operating expenses and working capital requirements.

For a more detailed discussion of Ballard Power Systems’ third quarter 2008 results, please see the company’s financial statements and management’s discussion & analysis, which are available at www.ballard.com, www.sedar.com and www.sec.gov/edgar.shtml.

Third Quarter 2008: Selected Consolidated Financial Information
Unaudited (Expressed in thousands of U.S. dollars, except for per share amount and number of shares)

	Three months ended Sept 30,		Nine months ended Sept 30,
	2008	2007	2008	2007
Revenues:
Product and service revenue	$11,235	$12,619	$35,144	$32,761
Engineering development revenue	1,050	4,947	5,535	12,706

Total revenues	12,285	17,566	40,679	45,467
Cost of revenues and expenses:
Cost of product and service revenues	10,547	7,500	30,514	18,622
Research and product development	8,754	15,102	29,215	43,011
General and administrative	3,183	3,902	10,109	10,689
Marketing and business development	1,930	2,311	5,584	6,393
Depreciation and amortization	1,410	3,736	4,478	11,137

Total cost of revenues and expenses	25,824	32,551	79,900	89,852

Loss before undernoted	(13,539)	(14,985)	(39,221)	(44,385)
Investment and other income	308	5,214	2,224	14,305
Loss on disposal & write-down of long-lived assets	—	(4,563)	(18)	(4,583)
Gain on sales of assets	—	—	96,845	—
Equity in loss of associated companies	(2,226)	(1,322)	(7,707)	(6,308)

Income (loss) from continuing operations before income taxes	(15,457)	(15,656)	52,123	(40,971)
Income taxes	—	(68)	16	(53)

Income (loss) from continuing operations for period	(15,457)	(15,588)	52,107	(40,918)
Loss from discontinued operations for period	—	(429)	—	(493)
Net income (loss) for period	$(15,457)	$(16,017)	$52,107	$(41,411)

Basic earnings (loss) per share	$(0.19)	$(0.14)	$0.61	$(0.36)
Diluted earnings (loss) per share	$(0.19)	$(0.14)	$0.60	$(0.36)

Weighted average number of common shares outstanding-basic	82,101,633	114,593,401	85,864,530	114,519,189
Cash used by operations	$(6,055)	$(4,716)	$(18,673)	$(22,055)
Capital expenditures	(490)	(1,431)	(2,100)	(3,796)

Operating cash consumption (End note 1)	$(6,545)	$(6,147)	$(20,773)	$(25,851)

September 30				December 31,
			2008	2007

Total cash, cash equivalents and short term investments			$57,137	$145,574

THIRD QUARTER 2008 CONFERENCE CALL

Ballard will hold a conference call to discuss its third quarter 2008 results on Monday, November 10, 2008 at 8:30 a.m. PT (11:30 a.m. ET). On November 10, 2008, access to the live call will be on telephone number (604) 638-5340. A link to the simultaneous audio web cast will also be available on the homepage of Ballard’s website at www.ballard.com. Following the call, a recording will be available for 24 hours immediately afterwards at (604) 638-9010 (Confirmation Number: 6325#). The audio web cast with slides will be posted and archived by the end of the day on November 12, 2008 in the Investor Events & Conference Calls section of Ballard’s website.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) is recognized as a world leader in the design, development, manufacture and sale of clean energy fuel cell products. Ballard’s mission is to accelerate fuel cell product adoption. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause our actual results to be materially different, including, without limitation, the rate of mass adoption of our products, product development delays, changing environmental regulations, our ability to attract and retain business partners and customers, our access to funding, increased competition, our ability to protect our intellectual property, changes in our customers’ requirements, and our ability to provide the capital required for product development, operations and marketing. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements. For a detailed discussion of the risk factors that could affect Ballard’s future performance, please refer to our most recent Annual Information Form.

Endnotes:
1 Operating cash consumption and Normalized net loss are non-GAAP measures used to assist in assessing Ballard’s financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Operating cash consumption measures the amount of cash required to fund the operating activities of Ballard’s business and excludes financing and investing activities except for additions to property, plant and equipment. Normalized net loss measures our net loss after excluding items that are unusual in nature or do not reflect the normal continued operating activity of the business. Gains on sale of assets held for sale, losses from discontinued operations and write-downs of long-lived assets are not considered part of our core activities, and are expected to occur infrequently. Therefore we have removed these in our calculation of normalized net loss.

Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.

For further information, or to arrange an interview, please contact Guy McAree at 604-723-1961 or Guy.McAree@Ballard.com.